Ranger Bermuda Topco Ltd
48 Par-La-Ville Road, Suite 1141
Hamilton HM 11, Bermuda

March 24, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Tonya Aldave

Re:	Ranger Bermuda Topco Ltd
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-285664

Dear Ms. Aldave:

Ranger Bermuda Topco Ltd (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on March 26, 2025 or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact Christian Kurtz of Paul, Weiss, Rifkind, Wharton & Garrison LLP, at (646) 478-1402 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

Ranger Bermuda Topco Ltd

By:	/s/ Patrick Haveron
Name:	Patrick Haveron
Title:	Chief Executive Officer

cc:	Tim Cruickshank
Christian Kurtz
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Todd E. Freed
Patrick J. Lewis
Dwight S. Yoo
Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to Acceleration Request Letter]